SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Norcraft Companies, Inc.

(Name of Subject Company)

Norcraft Companies, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $.01 par value

(Title of Class of Securities)

65557Y105

(CUSIP Number of Class of Securities)

Mark Buller

Chief Executive Officer

Norcraft Companies, Inc.

3020 Denmark Avenue, Suite 100

Eagan, MN 55121

(800) 297-0661

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Daniel S. Evans, Esq.

Carl P. Marcellino, Esq.

Ropes & Gray LLP

1211 Avenue of the Americas

New York, New York 10036

(212) 596-9000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed by Norcraft Companies, Inc., a Delaware corporation (“Norcraft”, “we”, “us” or the “Company”) with the Securities and Exchange Commission (the “SEC”) on April 14, 2015, relating to the cash tender offer by Fortune Brands Home & Security, Inc., a Delaware corporation (“Parent”) and Tahiti Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Purchaser”), to purchase all outstanding shares (“Shares”) of common stock, par value $0.01 per share (the “Common Stock”) of the Company, at a price of $25.50 per Share (the “Offer Price”) in cash, without interest, less any applicable withholding taxes. The offer to purchase Shares is being made pursuant to an Offer to Purchase of Purchaser, dated as of April 14, 2015 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”, and, together with the Offer to Purchase, the “Offer”). The Offer is subject to the terms and conditions set forth in the Tender Offer Statement on Schedule TO, together with the exhibits thereto, filed jointly by Purchaser and Parent with the SEC on April 14, 2015, as amended or supplemented from time to time. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Statement, respectively.

Except to the extent specifically provided in this Amendment, the information set forth in the Statement remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Statement.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraph is hereby added immediately after the last paragraph under the heading “Background of the Offer” of the Schedule 14D-9:

“At the direction of the Board, Citi conducted the go-shop process on behalf of the Company. During the Go-Shop Period, 54 parties were contacted, provided with organized public information about the Company and invited to enter into a confidentiality agreement to receive non-public information. Of the 54 parties contacted during the Go-Shop Period, 12 were strategic buyers and 42 were financial sponsors. During the Go-Shop Period, the Company entered into non-disclosure agreements with seven parties (one strategic buyer and six financial sponsors) and held management meetings with three parties (one strategic buyer and two financial sponsors). Each party contacted either notified the Company that it would not be interested in pursuing a potential transaction with the Company or did not respond. Each party that entered into a non-disclosure agreement with the Company expressly informed the Company that it would not submit an alternative acquisition proposal. As a result, the Company did not receive any alternative acquisition proposals during the Go-Shop Period and the Go-Shop Period expired as of 11:59 p.m. (New York City time) on May 4, 2015.”

Item 7. Purposes of the Transaction and Plans or Proposals.

The following paragraph is hereby added immediately after the last paragraph of Item 7 of the Schedule 14D-9:

“The Go-Shop Period expired at 11:59 p.m. (New York City time) on May 4, 2015, as further discussed above in “Item 4 —The Solicitation or Recommendation —Background of the Offer”.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 5, 2015.

NORCRAFT COMPANIES, INC.
By:	/s/ Mark Buller
Name:	Mark Buller
Title:	Chief Executive Officer